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EXHIBIT 4.1

AMENDMENT

TO

RIGHTS AGREEMENT DATED DECEMBER 19, 1995

        This Amendment executed between Valmont Industries, Inc. (the "Company") and First National Bank of Omaha dated as of July 29, 2002 amends the Rights Agreement between the Company and First National of Omaha dated December 19, 1995 (the "Rights Agreement").

RECITALS

        A.    Pursuant to the terms of the Rights Agreement, First National Bank of Omaha serves as the Rights Agent (as defined in the Rights Agreement).

        B.    Section 21 of the Rights Agreement permits the Company to remove a Rights Agent and appoint a successor Rights Agent.

        C.    The Company desires to appoint the Bank of New York as successor Rights Agent pursuant to a resolution adopted by the Board of Directors of the Company on July 22, 2002.

        D.    Pursuant to Section 21 of the Rights Agreement, the Company has provided notification to First National of Omaha that it intends to remove First National of Omaha as Rights Agent and appoint the Bank of New York as successor Rights Agent.

        NOW, THEREFORE, the Company and First National of Omaha agree as follows:

  Effective July 29, 2002, the term "Rights Agent" shall be amended to mean the Bank of New York and its successors and assigns or any successor entity appointed by the Company.

  The fifth sentence of Section 21 is deleted and is replaced with the following:

  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States or the District of Columbia so long as such corporation is in good standing, and is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million.

        Section 26 is amended by deleting the address for the Rights Agent provided for and inserting instead:

    The Bank of New York
    One Wall Street
    New York, NY 10286

        This amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

        This amendment may be executed in counterparts and each such counterpart shall be deemed to be an original.

        The Rights Agreement as amended by this Amendment shall be read together to constitute one agreement.

VALMONT INDUSTRIES, INC.	FIRST NATIONAL BANK OF OMAHA
/s/ TERRY J. MCCLAIN By: Terry J. McClain Title: Senior Vice President and Chief Financial Officer	/s/ JOHN E. LENIHAN By: John E. Lenihan Title: Sr. Trust Officer

        The Bank of New York herewith accepts appointment as successor Rights Agent effective July 29, 2002 as described in the attached Amendment to Rights Agreement between Valmont Industries, Inc. and First National Bank of Omaha dated December 19, 1995.

THE BANK OF NEW YORK
/s/ WILLIAM F. POWERS By: William F. Powers Title: Assistant Vice President

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  EXHIBIT 4.1